Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Retweet @JohnLegere I’ve been writing these blogs about our pending merger with Sprint for a few weeks now... but YOU KNOW I have more to say. Please read:

Calling B.S. on the Status Quo… Because Consumers Deserve Better

John Legere

March 27, 2019

Writing these blogs over the past few weeks has given me a great opportunity to tell you all about our merger with Sprint – and all the benefits it will bring consumers across the country.

But wait! I still have A LOT more to say (…you know I always do!).

I thought I’d start this blog by posing a few important questions.

How happy are you with your wireless service today?

How about your cable or satellite service?

Has it been getting better and cheaper lately?

If you live in a rural community, do you feel like you have real choices for both mobile and broadband services?

What about if you need support – how is the customer service you get?

If you’re a Carrier or Cableopoly customer, I suspect the words coming out of your mouth when you answer those questions aren’t very positive ones. I don’t blame you. It’s because as a customer, millions of you are being failed every single day. Frankly, those guys don’t care, because they don’t have to. They WANT you to pay more for less, deal with long waits for bad service and are perfectly happy if millions of you don’t have any alternative service options – it makes it easier for them to keep you right where you are! These guys love living in their happy just-as-it’s-always-been-don’t

-ever-change, world – where customers are trampled and ignored day in and day out. Why? Because it benefits their bottom line, and… because they can get away with it!

Don’t be fooled. This is EXACTLY why they are terrified of the New T-Mobile and EXACTLY why they’re waging a well-funded campaign to try to oppose our merger. These guys are scared of change and they’re fighting HARD to defend and protect the status quo that they love so much. Problem is no one else is going to love what the status quo looks like if we stay on this course for the future. Especially consumers! Let me paint a picture of what these guys are defending… (spoiler alert: this is just ugly…).

The Big Guys Continuing to Suffocate Innovation

The wireless landscape has changed a lot over the past five years in so many good ways, thanks in large part to the Un-carrier’s relentless focus on solving customer pain points that has FORCED others to follow suit or be left behind. Regardless, we can’t ignore that AT&T and Verizon still continue to control 80% of the Big 4 profitability and have 70% of the wireless market share. Even with the merger of Sprint and T-Mobile, Verizon and AT&T would each still have nearly three times the market cap of the combined companies. Imagine the spread if T-Mobile and Sprint did not get to merge at all. I’m glancing into my crystal ball and what I see are two lumbering behemoths at the controls with no compelling reason to innovate or push forward on behalf of consumers – or our country – anytime soon. And here comes Comcast… just when you thought things couldn’t get any worse!

This is why we need the New T-Mobile. This deal would create a strong third competitor to AT&T and Verizon – and also put us in a position to compete against cable. The New T-Mobile will put the Un-carrier into overdrive fighting for consumers, driving change and eliminating pain points. It will provide many more American customers what they deserve: lower prices, better service and more choice.

5G: Smoke and Mirrors

Speaking of innovation (or potential lack of it)... The world is at the precipice of a hugerevolution with 5G. But as it stands today, American consumers are a long way off from seeing its FULL benefits. If we leave it up to AT&T and Verizon, the country will be stuck with the status quo – the same-old 4G technology in the US for far too long. As the world races to real, transformational 5G, we could plod along with spotty attempts at 5G infrastructure for YEARS to come.

In one corner, we have Verizon clinging to a limited mmWave plan that will light up 5G ONLY in tiny pockets of urban areas – not to mention their plans to raise prices by $10 a month for their few square blocks of 5G in a few big cities. In the other corner, we have AT&T calling 4G “5GE” because they finally realized that mmWave will never provide broad coverage and they’re terrified of how long it will take them to clear enough low-band spectrum to bring 5G to their customers nationwide. And their fake 5G or 5GE isn’t even fast! In fact, a recent study showed that T-Mobile’s 4G offering is actually faster than AT&T’s so-called 5GE! That’s BS, NOT progress.

This isn’t the 5G consumers deserve! The lack of competition will leave the US behind in a 5G future where Verizon and AT&T slowly work to deliver something to consumers. The good news is the New T-Mobile has no intention to stand for that. We have a plan to upend this status quo. A nearly $40 billion investment will deliver the first broad AND deep truly nationwide 5G network – from big cities to rural America. Consumers around the country would be covered with a whopping 400 MHz+ total spectrum! The New T-Mobile’s 5G would fuel innovation in every industry, unleash new economic growth and help bridge the Digital Divide in our country. It would create thousands of jobs, billions of dollars in value for consumers and give people more choice and more opportunity. In fact, American leadership in 5G would create three million new jobs and add $500 billion to the economy!

Broadband: Bad is Not Good Enough

America’s broadband industry is failing us. In-home broadband options are shockingly limited for millions of Americans, allowing providers to charge whatever they want. The status quo has left nearly 30% of American households with ZERO access or access to only one fixed broadband provider and nearly HALF of all US households with NO competitive choice for in-home broadband service faster than 100 Mbps. That is nearly 55 million American households that live completely at the mercy of ONE company for at-home access to the most important services in the digital era! With the status quo, customer service can stay awful, and prices will continue to creep up.

Clearly the status quo is not good enough… but fortunately, 5G isn’t just for traditional wireless. It will enable us to enter new markets like in-home broadband and bring competition to the Cableopoly that will bring new value and service for consumers. Say goodbye to that hefty $80 or more monthly bill! Even customers who don’t sign up for New T-Mobile’s broadband service will benefit as the incumbent providers will be forced to lower their prices. In fact, it is estimated that, that by entering the in-home broadband market the New T-Mobile would save consumers up to $13.65 BILLION a year by 2024. Capacity? Yep! Speeds? Yep! The New T-Mobile will be able to blanket high-capacity coverage over large parts of previously difficult-to-serve areas, including underserved rural communities.

Rural America: Left Behind for Too Long

Nowhere has the status quo had a more dramatic impact than in our rural communities across the country. The entrenched players seem to have no real interest or incentive to compete for small towns, which means rural customers don’t get the access, price or service they deserve. As I said, roughly half of American households lack competitive choice for high-speed (100 Mbps downloads or faster) broadband… that number jumps to 76% for rural America! Wireless is not much better. A recent study in South Dakota reported half of all respondents saying that wireless coverage was a problem. Some even said they own multiple phones on multiple carriers to just cover their daily commutes.

The New T-Mobile will change that by deploying a higher quality and more robust network to rural America, giving rural consumers improved wireless and service. It will also bring a new, attractive in-home broadband option to over 52% of U.S. zip codes, with a plan to obtain 9.5 million U.S. households by 2024, with 20% of these homes located in currently underserved rural areas. New T-Mobile also plans to build 600 additional New T-Mobile retail locations to better serve small towns and rural America.

Customer Service Status Quo: Talking to Robots

I think my feelings on the state of customer service have been made pretty clear. I absolutely cannot believe that AT&T and Verizon and the Cableopoly get away with the crap they do to customers today. Endless phone trees, robots, horrible hold music… I’ll save the rant but it’s pretty clear on this one that the status quo SUCKS.

I’ve talked about how the New T-Mobile will bring T-Mobile’s innovative Team of Experts (TEX) model to customers and will add five new Customer Experience Centers to the mix to do so (and creating jobs as a result!). Customers will have direct personal access to a dedicated team of specialists when they call or message for assistance – you know, actual humans! And who would’ve known that this actually leads to happy and satisfied customers? (We did!!)

Who Does the Status Quo Actually Benefit?

Make no mistake – Verizon and AT&T know full-well what type of market we’ll be left with if T-Mobile and Sprint don’t merge to become the New T-Mobile. T-Mobile and Sprint will still fight against the competition – but it will be a steep uphill battle. The status quo is just fine for the AT&T, Verizon and the Cableopoly but is it fine for anyone else? Consumers? No. American innovation? Certainly not. They’re fighting to protect it – for themselves. Well guess what? We’ve figured them out and called them on their BS. And we’ll keep doing it! The status quo can and should end – but that will only truly be possible with the New T-Mobile emerging as a bigger, stronger, even more competitive version of the Un-carrier.

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.